

May 30, 2013

Via E-mail
Patrick Brown
Chairman of the Board
Rainbow Coral Corp.
495 Grand Blvd., Suite 206
Miramar Beach, FL 32550

> **Re:** **Rainbow Coral Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed July 17, 2012**
> **File No. 333-169554**
> **Form 8-K**
> **Filed April 12, 2013**
> **File No. 333-169554**
> **Response dated May 6, 2013**

Dear Mr. Brown:

We have reviewed your response letter dated May 6, 2013 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Form 8-K filed April 12, 2013

1. We note your response to prior comment 2 that you do not know the source of funds used by Glendive Investments for the acquisition of the 9,000,000 shares of Rainbow Coral Corporation from Lou Foxwell. Item (a) (5) of Item 5.01 Form 8-K requires this disclosure. If you cannot obtain the information, please further revise your disclosure to state why.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief